Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 12 DATED FEBRUARY 24, 2025
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"), Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024, Supplement No. 2 to Offering Circular filed with the SEC on September 25, 2024, Supplement No. 3 to Offering Circular filed with the SEC on October 8, 2024, Supplement No. 4 to Offering Circular filed with the SEC on October 28, 2024, Supplement No. 5 to Offering Circular filed with the SEC on October 30, 2024, Supplement No. 6 to Offering Circular filed with the SEC on November 6, 2024, Supplement No. 7 to Offering Circular filed with the SEC on November 13, 2024, Supplement No. 8 to Offering Circular filed with the SEC on December 2, 2024, Supplement No. 9 to Offering Circular filed with the SEC on December 5, 2024, Supplement No. 10 to Offering Circular filed with the SEC on December 26, 2024, and Supplement No. 11 to Offering Circular filed with the SEC on January 7, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to update the disclosure under the "Use of Proceeds" section in the Offering Circular in light of certain developments with respect to the aircraft acquisition agreement (the "Aircraft Agreement"), effective October 31, 2024, between the Company's wholly owned subsidiary, Starfighters International, Inc., a Florida corporation ("SII"), and Aerovision LLC, a Florida limited liability company ("Aerovision"). Due to the current political situation in South Korea, SII has been unable to view the F-4 Phantom II aircraft originally contemplated under the Aircraft Agreement to be acquired from the Republic of Korea Air Force, and neither SII nor Aerovision have been able to confirm the continued availability of these aircraft. As such, SII has not paid the Phase 1 initial deposit advance nor the Phase 2 payment provided for under the Aircraft Agreement. The parties to the Aircraft Agreement have determined that Aerovision will look for alternative supplier(s) of up to 12 F-4 Phantom II aircraft.

In addition, this supplement is being filed to update the disclosure under the "Directors, Executive Officers and Significant Employees" section in the Offering Circular with respect to the appointment of Michael Smith as the VP of Operations for the Company.

The following information supersedes and replaces in its entirety the disclosure under the heading "Use of Proceeds" commencing on page 33 of the Offering Circular:

USE OF PROCEEDS

Assuming a maximum raise of $35,000,000, the net proceeds of this Offering would be approximately $32,660,000 after subtracting estimated fees of $1,990,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $26,250,000, representing 75% of the maximum offering amount, the net proceeds would be approximately $24,335,000 after subtracting estimated fees of $1,915,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed.  If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $17,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $16,010,000 after subtracting estimated fees of $1,490,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $8,750,000, representing 25% of the maximum offering amount, the net proceeds would be approximately $7,685,000 after subtracting estimated fees of $1,065,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, investor relations and general corporate purposes.

Please see the table below for a summary the Company's estimated intended use of proceeds from this Offering:

	$35 Million Raise (100%)	$26.25 Million Raise (75%)	$17.5 Million Raise (50%)	$8.75 Million Raise (25%)
Offering Proceeds
Gross Proceeds	$35,000,000	$26,250,000	$17,500,000	$8,750,000
Offering Expenses(1)	$1,140,000	$1,277,500	$1,065,000	$852,500
Investor Fee(2)	$500,000	$375,000	$250,000	$125,000
Broker Commissions(3)	$350,000	$262,500	$175,000	$87,500

Total Proceeds Available for Use	$32,660,000	$24,335,000	$16,010,000	$7,685,000

Estimated Expenses
Research & Development	$1,500,000	$1,500,000	$1,250,000	$750,000
Asset Improvement & Training	$2,000,000	$1,000,000	$0	$250,000
Sales & Marketing	$1,000,000	$1,000,000	$400,000	$250,000
Capital Expenditures	$11,315,000	$10,915,000	$9,550,000	$5,000,000
Inventory(4)	$1,750,000	$1,000,000	$800,000	$0
Investor Relations	$4,000,000	$4,000,000	$2,000,000	$750,000
Loan Repayment	$770,000	$770,000	$770,000	$0

General & Administrative	$1,251,000	$1,251,000	$251,000	$86,000
Executive Compensation	414,000	414,000	414,000	414,000
Total Expenditures	$24,000,000	$21,850,000	$15,435,000	$7,500,000

Working Capital Reserves(5)	$8,660,000	$2,485,000	$575,000	$185,000

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Notes:

(1) Includes estimated fees for legal, accounting, EDGARization, payment processing fees and other expenses of the Offering in addition to any commissions owed.

(2) Assumes 10,000 investors at 100% of raise, 7,500 investors at 75% of raise, 5,000 investors at 50% of raise and 2,500 investors at 25% of raise.

(3) The Broker will receive commissions paid by the Company of 1.0% of the Offering proceeds.

(4) Consists primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process and to provide satellite launch services following the acquisition of an FAA launch license.

(5) Working capital reserves represent the excess funds above the Company's immediate capital needs. Management may deploy working capital reserves as it determines is in the best interests of the Company, including but not limited to, the purchase of additional inventory, capital expenditures and expansion plans, sales and marketing, and hiring additional team members.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

The amounts set forth above are our current estimates for such development, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See "Risk Factors" starting on page 10.

The Company intends to use a portion of the proceeds raised in this Offering to repay a portion of its outstanding debt. The Company currently has debt outstanding, as follows:

  Debentures in the principal amount of $7,089,400. See "Capitalization;"
  $865,000 owed to RLB Aviation, Inc. ("RLB") pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $235,050 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $475,150 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment; and
  a loan in the principal amount of $1,436,000.63 owed to Space Florida pursuant to the terms and conditions of a loan agreement between Starfighters, Inc. ("SFI") and Space Florida dated February 16, 2012 (the "Space Florida Loan Agreement"). The Space Florida Loan Agreement provides for a non-revolving seven (7) year interest-only term loan, amortizing over ten (10) years which bears interest at the rate of one percent (1%) of the total loan amount and maturing September 16, 2022. The Space Florida Loan Agreement requires that SFI pay Space Florida a late charge of ten percent (10%) of any required payment which is not received by Space Florida within five (5) days of when such payment is due. The obligations of SFI pursuant to the Space Florida Loan Agreement are secured against certain collateral owned by SFI pursuant to the terms and conditions of a security agreement dated February 16, 2012, between SFI and Space Florida. On or about September 16, 2022 (the "Rate Adjustment Date"), SFI and Space Florida agreed to amend the loan to (i) increase the interest rate to three percent (3%) per annum and eight percent (8%) per annum in the event of default (the "Adjusted Rate") and began accruing the interest on the loan in accordance with the Adjusted Rate beginning on the Rate Adjustment Date, (ii) extend the maturity date to November 1, 2033 (the "Extension"), and (iii) for SFI to make monthly installments of principal and interest of $13,866 beginning on December 1, 2023 (the "Installments"), but the parties did not memorialize the Adjusted Rate, Extension or Installments in writing. This loan is currently in default and SFI and Space Florida are negotiating the potential conversion of such loan into shares of common stock of the Company. While these negotiations are ongoing, Space Florida has agreed to waive any default on the loan. On October 29, 2024, the Company, SFI and Space Florida entered into an Amendment to Loan and Security Agreements effective November 1, 2024 as more specifically detailed in Supplement No. 5 to Offering Circular filed with the SEC on October 30, 2024, which memorializes the parties' agreement on or about September 16, 2022, and memorializes the parties' agreement that, in full and final settlement of the aggregate principal amount of the loan outstanding plus all accrued and unpaid interest outstanding will convert into shares of common stock of the Company on the date the Company completes a public listing on any national stock exchange registered under Section 6 of the Exchange Act, which includes The Nasdaq Stock Market, LLC.

The Company also intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its executive officers as described under "Compensation of Directors and Executive Officers".

As described in the Company's Current Report on Form 1-U filed by the Company with the SEC on November 4, 2024, SII entered into the Aircraft Agreement on October 31, 2024 with Aerovision, pursuant to which SII agreed to purchase from Aerovision the following used aircraft (collectively, the "Aircraft") and associated spare equipment, in four phases (each, a "Phase"): (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 (the "MD-83") with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 (the "DC-9") with FAA Registration N932NA.

Under the Aircraft Agreement:

  The first Phase ("Phase 1"), involving the advance of an initial deposit in the amount of $5,000,000.00 (the "Initial Deposit Advance") from SII to Aerovision, was required to have been completed no later than ten business days from the signing of the Aircraft Agreement;
  The second Phase ("Phase 2"), involving the payment of an additional $5,000,000.00 by SII to Aerovision for the acquisition of eight of the twelve F-4 Phantom II aircraft, was to have occurred no later than December 15, 2024;
  The third Phase ("Phase 3"), involving the payment of an additional $5,000,000.00 by SII to Aerovision for the acquisition of the final four F-4 Phantom II aircraft, was to have occurred no later than March 15, 2025; and
  The parties were to have used their reasonable best efforts to complete the fourth Phase ("Phase 4"), involving the payment of an additional $5,000,000.00 for the acquisition of the MD-83 and the DC-9, by April 15, 2025.

The F-4 Phantom II aircraft were originally contemplated to be sourced from planes which have been recently decommissioned by the Republic of Korea Air Force. However, South Korea is currently subject to a protracted political scandal that has led to the impeachment of and insurrection charges against South Korean President Yoon Suk-yeol. As a result, SII has been unable to view any of the F-4 Phantom II aircraft, and neither SII nor Aerovision have been able to confirm their availability for purchase from the Republic of Korea Air Force. In light of these developments, SII has not made the Phase 1 Initial Deposit Advance or the Phase 2 payment to Aerovision, and Aerovision has verbally agreed to seek alternative supplier(s) of up to 12 F-4 Phantom II aircraft.

The expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Although our business does not presently generate sufficient cash to finance our operations, we believe that if we raise the Maximum Amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 12 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time, or otherwise scale down operations as contemplated in the chart above related to use of proceeds dependent on the percentage of offering sold, or scale down otherwise. Further, we expect that during or after such 12-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

We may use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although, other than the Aircraft Agreement, we have no present commitments or agreements for any specific acquisitions or investments.

The following information replaces in its entirety the disclosure under the "Directors, Executive Officers and Significant Employees" section starting on page 50 of the Offering Circular:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth our executive officers and directors as of the date of this Offering Circular:

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Rick Svetkoff	President, Chief Executive Officer, Director, and Executive Chairman	71	Since September 6, 2022	Full Time
Tim Franta	Director and VP Development	60	Since October 18, 2022	Full Time
David Whitney	Chief Financial Officer	42	Since January 1, 2024	Full Time
Michael Smith	VP of Operations	60	Since February 12, 2025	20 hours per week
Brenda Svetkoff	Secretary	60	Since September 6, 2022	1 hour per week
Austin Thornberry	Director	31	Since October 18, 2022	N/A
Frostee Rucker	Director	41	Since October 18, 2022	N/A
Sean Bromley	Director	34	Since October 18, 2022	N/A

Family Relationships

Rick Svetkoff, our President, Chief Executive Officer, Director and Executive Chairman, and Brenda Svetkoff, our Secretary, are spouses.

Business Experience

Rick Svetkoff - President, Chief Executive Officer, Director and Executive Chairman

Mr. Svetkoff, a former US Navy pilot, is the President and CEO of Starfighters. After leaving the Navy, he served as a Captain at Continental Airlines (now United Airlines), where he flew the B727, MD80, B757, and B767. Shortly after starting with Continental, in 1996, Mr. Svetkoff purchased a Lockheed F-104 and began flying at airshows and founded Starfighters, Inc. (a predecessor to the Company). He then acquired a fleet of the jets for a three-aircraft Starfighters Demonstration team. Ultimately, he envisioned this Lockheed F-104 fleet as the core asset of a small, fast reacting aerospace company for a wide range of missions. In 2006, NASA invited the Company to establish a presence at the Kennedy Space Center, and it signed a permanent agreement in 2009. Mr. Svetkoff has served as the Company's President, Chief Executive Officer and a director since the inception of its predecessor, Starfighters, Inc., in 1996, and has grown it into what the Company believes to be the largest commercial squadron of supersonic-capable aircraft in the world.

Tim Franta - Director and VP Development

Mr. Franta has been the Vice President of Development for Starfighters since September 2022. He is currently developing the smallest rocket capable of making it to low earth orbit by using a Lockheed F-104 as the launch platform. Mr. Franta has served in many technology and policy leadership roles. Prior to Starfighters, Mr. Franta was the deputy director of Energy Florida based in Cape Canaveral from October 2018 to September 2022 and Director of Special Projects from 2012 to October 2018. He specialized in space and energy business development by translating financial and physical requirements into fundable business plans. Mr. Franta is also an expert at coordinating public policy with private and governmental financing for mutually beneficial projects. Previously, Mr. Franta has worked for the Florida Legislature and was chief of staff for the Florida Space Authority. He was instrumental in drafting space transportation legislation which was considered and eventually adopted by the Florida Legislature, managed two launch pads and helped fund more than $300 million of space and ground infrastructure.

David Whitney - Chief Financial Officer

Mr. Whitney has served as Starfighters Space, Inc.'s Chief Financial Officer since January 2024.  Mr. Whitney has been serving as a Finance Executive for technology companies for the past 10 years with both private and public companies.  From November 2016 to May 2020 Mr. Whitney served as the Chief Financial Officer for RentMoola Payment Solutions Inc. ("RentMoola").  From September 2018 to January 2020 he also served on the Board of Directors for RentMoola.  During his tenure at RentMoola, Mr. Whitney oversaw the financing and accounting divisions at the Company; he was responsible for all capital raises which included a Series A, and retail investments.  From May 2020 to September 2022 he served as Chief Financial Officer for Property Vista Software Inc. ("Property Vista").  At Property Vista, Mr. Whitney was responsible for the finance and accounting office at the Company and was responsible for all capital and debt solutions while employed there.  From September 2022 to December 2023 Mr. Whitney was Chief Financial Officer for a large Canadian independent film studio, BRON Studios.  Mr. Whitney had a team of over 60 finance and account staff and was responsible for over $500MM in film and investment assets.  Mr. Whitney is a CPA (CA) designated in British Columbia Canada, articling in public practice at Ernst & Young LLP.  Mr. Whitney has won several distinguished awards in his field including Ernst & Youngs '40 Under 40' award for Western Canada.  Mr. Whitney has a Bachelor of Business Administration minoring in Advanced Accounting from the British Columbia Institute of Technology.

Michael Smith - VP of Operations

Mr. Smith has served as Starfighters Space, Inc.'s Vice President of Operations since February 2025. Mr. Smith has over 30 years of professional experience in aviation and defense as a former naval aviator and fighter pilot in the US Navy and Texas Air National Guard ("TXANG"). His expertise spans aerospace operations, strategic leadership, and defense contracting, with key roles in post-9/11 homeland defense. Mr. Smith is a graduate of Texas A&M University, as well as a remote graduate of the United States Air Force ("USAF") Air Command and Staff College and has served in multiple fleet F-14 squadrons. Post Fleet Replacement Squadron assignment as an Instructor Pilot and Tomcat Demonstration pilot, Mr. Smith was granted an inner-service transfer to the USAF and completed his service in the TXANG in 111FS flying the F-16. After retiring from the USAF, Mr. Smith worked as a pilot and Captain for Southwest Airlines (Southwest Airlines November 2005 to Present), pilot for Draken International (May 2012 to November 2022), and pilot for Starfighters International (June 2007 to Present). To date, Mr. Smith has accumulated over 15,000 flight hours and 132 hours of combat time over Iraq and Bosnia. In his current role with Starfighters, Mr. Smith leads daily operations, teaming with aerospace industry leaders and governmental partnerships, aerospace advancements, and provides driving innovation in global defense and aviation.

Brenda Svetkoff - Secretary

Ms. Svetkoff has served as the corporate secretary of Starfighters since September 2022. She is familiar with aviation operations, having worked for Continental Airlines for 13 years. Ms. Svetkoff has assisted with Starfighters transition from an airshow team to a research, development, testing and evaluation as well as a launch company. Ms. Svetkoff also coordinates Starfighters' involvement with STEM (science, technology, engineering and math) education programs which culminates every year with Girls in Aviation coming to Starfighters' hangar for a day of events.

Austin Thornberry - Director

Mr. Thornberry is a seasoned finance professional with a background in advising new companies in the venture capital market. Mr. Thornberry is currently the Chief Financial Officer of Three Sixty Solar Ltd. (since August 2022), a company focused on innovative solar equipment supply to the global marketplace, and of UniDoc Health Corp. (since February 2024), a company bringing an innovative telehealth solution to underserved areas, where he is responsible for the companies' financial reporting, budgeting and overseeing compliance procedures. He brings extensive experience working with high-growth companies across numerous industries through his past work in the Technology & Innovation banking group at the Bank of Montreal from March 2020 to May 2021 and as an auditor in the financial services arm of Ernst & Young October 2017 to March 2020, advising on multiple capital markets transactions. Mr. Thornberry has since worked as an independent business consultant, splitting his time working in Toronto, Ontario and Vancouver, British Columbia. He obtained his Bachelor of Commerce at McGill University and has held the CPA, CA, designation since 2019.

Frostee Rucker - Director

Mr. Rucker is a two-time National Champion with University of Southern California (USC) (2003 | 2004), all Pac 10 player, and 13-year NFL veteran; having played for four franchises over his lengthy career (Bengals, Browns, Cardinals, and Raiders).  After retiring in 2018 from professional sports, he has dove into the world of entrepreneurship.  He is a found and partner of Blinc Games (2017) and King City Gardens (2022), has curated and created the Active Legends apparel line, and owns and operates Stay Ready Football under his non-profit, Frostee's Challenge.  Mr. Rucker has been the VP of Sports & Entertainment for a private investment firm, Fortuna Advisors, since May 2022, for which he facilitates introductions to his extensive network of professionals, athletes, and celebrities, and identifies and negotiates potential business opportunities. Mr. Rucker graduated in 2006 from USC with a Bachelor's of Sociology degree.

Sean Bromley - Director

Mr. Bromley is a self-employed independent consultant to private and public companies and has significant experience in consulting and advising early-stage companies. As a former investment advisor, Mr. Bromley also brings considerable capital markets and financing expertise to the Company. He has been working as an investment consultant for the past 7 years and currently serves as a director and consultant for multiple public and private companies including The Vurger Co Ltd. (Since March 2022), Modern Mining Technology Corp. (since September 2021), Promino Nutritional Sciences Inc. (since August 2020), Bolt Metals Corp. (since October 2017) White Gold Corp. (since November 2015), and Apollo Silver Corp. (since August 2015). As a consultant, Mr. Bromley assists companies with corporate strategy, the identification of potential targets for mergers and acquisitions and the negotiation of transaction agreements, capital raising and making introductions to potential business partners. Mr. Bromley holds a Bachelor of Commerce degree with specialization in Finance from the University of Calgary in Alberta, Canada. He also studied at The Hong Kong University of Science and Technology in 2012.

Involvement in Certain Legal Proceedings

Except as set forth below, to our knowledge, none of our current directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Sean Bromley and Austin Thornberry, directors of the Company, were directors of The Vurger Co. Ltd. ("Vurger") when a Notice of Administrator's Appointment with respect to Vurger was filed with the United Kingdom's Companies House in accordance with Rule 3.27 of the Insolvency (England & Wales) Rules 2016 and paragraph 46(4) of Schedule B1 to the Insolvency Act 1986 in April 2023. As of March 2024, Vurger was still undergoing insolvency proceedings, leading to a "pre-packaged" administration sale of its assets which was announced on May 5, 2023.

Except as set forth above and in our discussion below in "Security Ownership of Management and Principal Stockholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 12 to the Offering Circular is February 24, 2025.

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